UNITED STATES OF AMERICA

        BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D.C.


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          In the Matter of                   CERTIFICATE PURSUANT
                                                      TO
                                                   RULE 24
       ENTERGY LOUISIANA, INC.

          File No. 70-7580

 (Public Utility Holding Company Act of 1935)
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           This is to certify, pursuant to Rule 24 under the
Public Utility Holding Company Act of 1935, as amended, that certain of the transactions proposed by Entergy Louisiana, Inc. ("ELI") in its Application-Declaration, as amended, in the above file, have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration, as amended, and pursuant to the orders of the Securities and Exchange Commission with respect thereto dated February 2, 1989, January 24, 1991, January 24, 1996 and October 15, 1999.

           On November 19, 1999, ELI executed a Consent consenting to the execution by River Fuel Company #2, Inc. ("River Fuel") of an Amended and Restated Credit Agreement, dated as of November 19, 1999 (the "Amended Credit Agreement"), among River Fuel, The Bank of New York and the various Lenders parties thereto. ELI also delivered Supplemental Instructions to United States Trust Company of New York, as Trustee ("Trustee"), under the Trust Agreement, dated as of January 27, 1989, among The Chase Manhattan
Bank, as successor Trustor, the Trustee and ELI, as beneficiary, authorizing the Trustee to cause River Fuel to enter into the Amended Credit Agreement.

           Attached hereto and incorporated by reference are the constituent documents to the transaction in definitive form.


      Exhibit B-1(f)  -  Consent pursuant to Fuel Lease

      Exhibit B-2(f)  -  Supplemental  Instructions
                         pursuant to Trust Agreement.

      Exhibit B-4(f)  -  Amended Credit Agreement

           Defined terms used herein and not otherwise defined herein have the meanings ascribed to such terms in the Application.

            IN   WITNESS  WHEREOF,  SERI  has  caused   this
certificate to be executed this 8th day of February, 2001.

                                 ENTERGY LOUISIANA, INC.


                                 By:    /s/ Steven C. McNeal
                                         Steven C. McNeal
                                   Vice President and Treasurer